2023 REPORT

Slø - Functional Clothes that last

REPORT CARD

Dear investors,

This year was the definition of a rollercoaster. We had the highest highs and the lowest lows. Kristian traveled over 300 days in 2023, tracking down lost pallets, new opportunities, and moving to Istanbul to build Groovy Labs from the ground up. On our hands and knees we scrubbed down our new home, built our manufacturing system from the ground up, and launched the facility we never thought we would be building. This project has evolved and morphed day by day, presenting new challenges, and new victories along the way. It was the furthest thing from perfect, and we have a substantial amount of work to do in order to continue to improve our product, our manufacturing system, and most importantly - our customer experience. We're a team of 4 people, we've delivered over 13,000 pairs of jeans to over 80 different countries in 472 different sizes, (now that's a sentence I never thought I'd say). Our team is more committed than ever, and with every new challenge, we bring forward new solutions. In 2024 we will be introducing a new manufacturing system, a second facility, new major retail opportunities, and finally (yes for real) get our turnaround time below 21 days (our target is actually 14). And while it is improving: Launch 1 turnaround was ~148 days, launch 2 ~103 days, launch 3 ~91 days, Launch 4 ~44 days, and Launch 5 ~40 days. We truly believe we've cracked the code this time. Beyond jeans,

financials, investments, and lead times, from one human to another, I thank you for the opportunity to get up every day and work on this project. It has been the hardest thing I've ever done mentally, physically, emotionally, financially, (and more) but I wouldn't trade it for the world. Because we're going to win, we're going to change the way that people experience fashion, and bring inclusivity, sustainability, and an experience that was once reserved for the rich and famous - to the masses. This is the slow fashion revolution, and I appreciate you sticking with us as we've lost some battles, because we're going to win the war and it will be thanks to all of you.

We need your help!

We're about to go live with our second Wefunder Campaign which will act as a bridge round to our official seed round later this year. We would appreciate your consideration and support immensely. In addition please never hesitate to reach out to Kristian or Abhi directly with Questions, comments, or concerns, especially product-related. The product has evolved so much from our V1 back in September of 2022, and we're still finding our stride as we develop out Groovy Labs V2.

Sincerely,

Kristian Hansen

CEO & Founder

Abhimukth Chaudhuri

Co-founder & CTO

Erik Ehrenreich-Hansen

Board

How did we do this year?

REPORT CARD

C+

☺ The Good

Revenue Growth - Up from 350k to over 700k

We opened our own manufacturing facility in Istanbul, integrated our own home grown software into the facility, and went live in OCT

We drastically altered the product, the quality, consistency, and sustainability of the product have improved substantially

☹ The Bad

Timelines - We struggled to hit the advertised timeline (goal was 30 days) While it improved launch to launch, it still must improve

Logistics - We had two very poor distribution 3PL partnerships that caused issues delivering packages, and hurt our experience.

Our customer experience still needs improvement, from the ease of returns/exchange to the buying experience.

2023 At a Glance

January 1 to December 31


$$$$

$528,969 +52%
Revenue



-$226,886
Net Loss


IOU!

$57,000 +333%
Short Term Debt



$0
Raised in 2023



$41,000
Cash on Hand
As of 06/ 4/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$348,391
$528,969



-$100,659
-$226,886
2022
2023

Net Margin: -43% Gross Margin: 23% Return on Assets: -401% Earnings per Share: -$0.03

Revenue per Employee: $132,242 Cash to Assets: 85% Revenue to Receivables: 6,177

Debt Ratio: 277%

Slo_GAAP_Financial_Report.docx.pdf

We ❤ Our 906 Investors

Thank You For Believing In Us

Ashley Cruz	Jaz Ibarra	Olivia Flood	Kayla Gatlin	Sebastian Harguess	Kim Roman
Ty Donaldson	Margaret Ronolder	Abigail Higgins	Emma Rosencrans	Armando Rodriguez	Tia Ackerman
Renay Daigle-...	Jennifer Schaller	Chesna Anderson	Sierra Lieder	Megan Keller	Tanya M Henderson
Melissa Zehr	Meagan Alonso	Brianna Weaver	Nikki Fortney	Christine Ebner	Katherine Giguere
Kelly Costello	S. Vervates	Michaella Mecham	Jennifer Forthman	Brant J. Datus	Brandy Hipp
Hatem Rowaihy	Ryan Philbrick	Harley Rose O'Sullivan	Dillo Chan	Crystal Martinez	Robin Croskery
Martin Brenner	Kyra Gerdes	Andrew Harwood	Briana Hopson	Jonathan Marion	Maria Conley
Harrison Mortimer	Samantha Newton	Sarah O'Connor	Debra Farber	Kyle Tabor	Kalina Wisniewski
Patrick Spaulding...	Trisha Koeltzow	Roop Singh S/O...	Mark Buell	Lilly Beyer	Víctor Pérez-Cotapos
Julie Daly	Caitlynn Adams	Rachael Weaver	Brenda Scharlau	Morven Shaw	Mona Gollan
Kimberly Jordan	Randi Storey	Toluwani Amosu	Victoria Strawbridge	Em Lew	Misty Rowan
Alex Shaw	Muthu SANKARAN	Charles Patton	Jonathan M Kaye	Kathryn Sutherland	Sheilah Kean
Kyla Hewson	Virpi Riihimäki	Melissa Benson	Jennifer Lippman	Shawn Stevens	Theresa Pueringer
Karen L Dougherty	Lorena Calzada	Isabelle Gelay	Michael K	Anastasia Button	Alexis Bingham
Maria Trombetta	Josephine Mione	Rachel Mione	Karim Oteify	Julia Gutierrez	Margot Clyne
Amy Davis	Maya Heintzman	Rosalie Demers	Susan Revelt	Brenda Kollbaum	Bradford Doyle
Madison Hansen	Chrissy Pearce	Ada Cohen	Amelia Daniel	Kari Plagmann	Michele Hooper
Mary Ann Pruter	Amy Fuhr	Pascal Friedmann	Annie Nicole Hall	Marion Waters	Taylor Smith
Stephannie Tong-Woo	Pamela Epting-Rea	Victoria Voigt	Alicia Velasquez	Alyson Reynolds Del...	Theresa Warrington
Victoria Nolten	Star Picucci	Salma Servin	Kaitlin Blaker	Iris Hutchings	Melissa Ferry
Danae Hurst	Dominic Lutz	Charisa Elizabeth...	Amanda Nelson	Margaret Staunton	Samantha Orem
Leah Shamblen	Lauraine McAlaster	Delaney Dooley	Molly Stanton	Othelia Botnermyr	Jessica Rachelle

Anne Davis Wesson
Lisa Harmon Wolff
Raine Kitzig
Cora Pratt
Carli R. Rose
Michelle Duckworth
Tegan Hamilton
Lisa Drake
Katie Gifford
Avery Pauls
Verna Jean Tunbridge
Anne Floor Brouwer
Rachel Lee
Araceli Regalado
Michael Forsyth
Caitlyn Johnson
Louise Willcott
Fiona M
Claire Pernat
Amy Lynn Rivas-...
Liz Torres
Julia Kranenburg
Caitlin Walker
Adamary Reyes-...
Renee Phillips
Ember Ivory Ricot
Rebecca Camp
Jessica Hammond
Amanda Rosario
Anna Pelch-Pacheco
Tala Nabhani
Erica Pope
Susan Her
Maryam Zardbani
Katherine Foster
Tracy Tenzer
Darci Gallimore
Taylor O'mahony
Sara Hulford
Noa Gill-More
Sierra Feaver
Jillian P Tortora
Michelle Messer
Maureen Michelson
Kajsa Hallberg
Alicia Layne
Chickadee McClintick
Maia Labrie
Meredith Hebden
Alana Macalos
Vanessa Rojas
Daniella Kovacs
Sarah Scroop
Megan Torkelson
Ashleigh JONES
Lorena Fino
Topaz San Felipe
Mariel Campos
Jemma Skewes
Kimberly Newton
Sarah Gray Holland
Lacey Mansfield
Christine Evangelisti
Adam Deveaney
Lucinda Heling
Wenona Kimber
Annet Maurer
Megan Petty
Mary Andersen
Rebecca Cason

Alyssa Bonenfant
Crystal Wazny
Emily Christine...
Lucas Pierre Bonavita
Katie Brown
Brynne Green
Pimvenus Clark
Esmeralda Marin
Hannah Croswell
Nina Kresky
Claire Billinger
Tina Gallegos
Clara O'Shaughnessy
Brittany H.
Casy Bouwmeester
Craig Call
Chandler Morris
Smriti Gupta
Michael Hall
Blair Edwards
Betsy Willett
Angela Bartkus
Cayla Gates
Heather Gebhardt
Megan White
Kayla Scully
Gina Colalillo
Stacey Wiser
Aileen Hernandez
Sean Zaidman
Regina McKinney
Michael C Kline
Teresa Kostick
Cassandra Whaley
Denise Buckland
Kristina Brown
Mandy Roush
Victoria Salerno
Miranda K Kelly
Brandi Sylvester
Emily Flynn
Audrey Bearden
Tiffany King
Marta Krapanić
Seher Iqbal
Melissa Ochoa
Charles Bassaler-...
Adrianna Suggate
Kayla Felty
Melissa Drescher
Sarah Garcia
Kathryn Wurst
Debbie Frankfort
Mariah Westhoff
Lexie Seidel
Lisa Hollister
Edward A Sieverding
Michelle Callahan
Audrey Rita Estock-...
Sarah Bethell
Vanessa Davis
Shira Sliffman
Lindsay Schultz
Cynthia Gill-Wall
Vanessa Wells
Drue Clark
Samantha Allen-Webb
Ghina Alameddine
Elizabeth Lopez
Maria Hutmacher

Elizabeth Israel
Lene Gaardmand
Felicia Michelle
Jeremy Bull
Karl Meinema
Christine Lee
Andžej Geniuš
Heather Gramajo
Julianna Manfredo-...
Gina Bell
Nicole Flynn
Christina Mackey
Anyah Wright
Kim Kawaguchi
Christina Nocito
Thomas & Bridget...
Juliara Baeten
Michelle Choe
Lucca Donatelli
Jessica Bird
Lina Kyle
Rachel Karpen-King
Chelsie Mills
Keesha Poyer
Sophie Hernando...
Kiersten Nieuwejaar
Sam Grant
Stacy Gretchen
Tiffany Stevens
Sarah Christensen
Louise Pedersen
Natalia Padron
Brenda Lira
Rachel De Graaf
Danielle Davis
Lois Bell
Olivia Mitton
Ray Opatowsky
Adriana Clark
Otso Kivivuori
Alexis Wilson
Lauren Keller
Porter Fay
Samantha Harlow
Kyle Kucker
R'gracious Stevenson
Jennifer Bigler
Melissa Elwell
Gemma Fitzsimmons
Stephanie Fung
Michelle Asselin
Sarah Florini
Rebecca Hulse
Miranda Mordue
Mara Fox
Kalila Schumacher
Morgan Fletcher
Mckenzie Valdez
Alison Bramer
Autumn Nethery
Cindy Racine
Brynn Heglund
Hannah Kirsten Duda
Jeffrey Warren
Joshua Smith
Jeannelix Maldonado...
Taylor Hand
Kayla Flemetis
Salena Lundquist
Jessica Garcia

Ariqua Furse
Elissa Olivas
Amber Zarevich
Mustafa Jawad
Rhian Myring
Chase Rowe
Miranda Wheeler
Quinn Bautista
Lily Gold
Stephanie Wagner
Pam Nikolai
Charmaze Trinidad
Morgan Schreiber
Cynthia Salguero...
Nicole Justice
Nadia Sampson
Meg Massie Craig
Alexis Young
Tanya Hughes
Jessie Petersen
Katrina Macaluso
Paige Krzysko
Shawna Stetz
Samantha Simmons
Róisín Tanzey
Kayla Norgate
Samantha Levy
Kalene McDonnell
Grace Howard
Gwen Frankian
Kristin Kriegbaum
Megan Brenzil
Carissa Wells
Jacob Kostick
Abigail Bonnington
Morgan Evans
Ariella Tamariz
Robin Abbott
Randi Laing
Tiara Ave
Shaked Yaffe
Anna Morgan
Kristen Barlow
Kayla Green
Elizabeth Krontz
Cheryl Wilbur
Lauraine McAlaster
Amanda Kizman
Hannah Steinman
Kenna Watkins
Shana Deo
Skyler Bennett
Dustyn Greenwell-...
Ali Durling
Jennifer Bagley
Hillary Gould
Daniel R Jones
Cathleen Holgate
Andrew R Numa
Lillia Thompson
Jamie Vo
Hayley Vanek
Alise Benner
Lu Ann Messer
Jenna McPherson
Andrea Do
Amanda Stolz
Bethany Watts
Laura Ewa...
Rebecca Hines

Janel Harlan
Katherine Solomon
Bryan M Bravo
Diego Pérez-Cotapos
Jackie Schoeneweis
Anna Cameron
Hayden Rose
Emily Duey
Tabitha Westbrook
Lisa Peterson
Amelia Bailey
Bethany Jozwiak
Amber Holko
Charrise Pierson
Victoria Murphy...
Jess Gisler
Lucy Greloch
Amber Gayle
Dimple Sarnaaik
Tineia Dewes
Hunter Jordan
Leonani Travis
Juliana Soares
April Swenson
McKenzie Zima
Kathryn Simpson
Isabelle Molina
Stephanie Monk
Mary A NORDSTROM
Victoria Hill
Nicole Cortez
Priscilla Calamaco
Elizabeth Nicodemus
Emily Steinwart
Tatiana Aramayo
Tegan McComb
Veronica Colin
Jared Nicholas
Nicole Wallenhorst
Finch Ireland
Rachel Fowler
Aj Mickelson
Beth Hendren
Shiloh Beene
Elyse Piacentini
Lynne Odenwald
Lindsey Henderson
Richele Young
Katie Bennett
Megan M. Wilson
Judy McAuley
Allison Langwinski
Hailey Francis
Marcy Cross
Marisa Turck
Luc Nadeau
Catherine Becker
Marc Gonzalez
La Toya Mitchell
Mallory Hebert
Christina Bagby
Hannah Maggs
Jennifer Hof
Geogy Philip
Su Jean Lacy
Agostina Marozzi
Shay Corless
Mindy Obert
Ani Saucedo
Audrie Martinez

Erin K White
Kvetta Quagrainie
Alyson Zarick
Caitlin Brown
Joshua Van Duzen
Anna Bruemmer
Nancy Daley
Sierra R
Lisa Marie Foster
Alice Monkman
Jordan Arias
Hannah Jozwiak
Tom Weir
Kevin King
Rachel Marie
Michaela Bigham
Genevieve Gonzalez
Joan Tutino
Melissa McBroom
Laura Rucci
Heather Campbell
Jessica Flores
Jessica Wronski
Tatyana Monarez
Robyn Mihandoost
Maggi Billingsley
Aj Thompson
Bonnie Ruddock
Mary Augustine
Ruby Avila Barajas
Ashley M Squiers
Tracy Mendola
James Wells
Danielle E Johnson
Lindsey Green
Brea Hansen
Annaruth McBride
Sara Carlos
Keeley Wagner
Sharon Dale
Laura Beljaars
Sandra Cole
Lesly Morales
Stephanie Carrillo
Alexandria...
Lauren Harrow
Rendle Williams
Sky Rohrer
Amara Terry
Joanna Metz
Samantha Puzzo
Alexa Gatesman
Cathryn Campbell
Deborah Christianson
Jamie Hood
Stephanie Cartwright
Kaylee Jackson
Hannah Averill
Paige Norman
Marlo Engels
Alice Smith-Goeke
Brittney Gibson
Alyssa Poliakon
Martin Nwosu
Esther Valimont
Elisabeth Walker
Allison Pearson
Ivy Nielson
Elizabeth Perez
Maddy Snidal

Molly Wier	Aimee Young	Cassandra Koudelka	Amanda Glenn	Caitlin Crest	Gitana Grambovskaite
Celeste Neyedli	Henry Auerswald	Katherine Gunnoe	David Park	Alexandra Nafziger	Bruna Boaventura
Emmalee Styles	Chani Lawrence...	Blondie Kat	Morgan E MacLean	Megan Whiteman	Katherine Perez
Amanda Cashatt	Sarah Leavitt	Alyssa Ortiz	Emily Hinkle-DeGraff	Antochi Alina-Mihaela	David A Duron
Kelly Ruch	Zoë Smith	Kyle Gower	Alea Wise	Camilo Patino	Alara Andryshak
Elizabeth Colon	Rachel C Perry	Fatima Musleh	Christina Averhart	Margaret Berger	Melodee Smith
Destiny Wheeler	Kendra Smith	Ace Nightingale	William Tackett	Kirsty Henley	Isabela Calcagno
Ginendel Natik	Tina Fischer	Brian Smolens	Stephanie Thurow	Jeanna Woods	Alexandria Lalli
Becky Phillips	Sabrina Gibney	Louise Holland	Erica Durham	Catalina Lind	Ari Lopez
Anna Winkel	Sacha Pedro	Sarah Musselwhite	Alleyna McKinney	Heather Chase	Whitney Killoran
Kellie Crossroads	Caitlin Fox	Danielle Sturgis	Meagan Trask	Lauren Lester	Kathryn Peterson
Christine Martinez	Kirsten McCarthy	Kirsten Ladd	Megan Victoria Kemp	Kelsi Daniel	Joy Wingert
Kristen Eldridge	Audrey Wilson	Anya Grady	Faith N Loomis	Michaela Rothschild	Draco Recalma
Caitlin Dawkins	Jessica Lynn Wood	Amanda Mayer	Shannon Olson	Melanie Rolf	Valerie English
Shannon Sweet	Elizabeth Zukowski	Trish Bartol	Laura Zavala	Christina Abel	Chelsea Clark
Darcy Lindner	Laura Blair	Hannah Lothamer	Kalisha Bates	Bethany Carrera	Jarrah Coutts
Winter Wells	Chloe Wallser	Markéta Bia	Ilana Johnson	Alexandria Wasgatt	Arianne Rodriguez
Grace Colston	Katie Walker	Krista Antis	Stephanie Stabley	Ava Reed	David M Runyen Jr
Dharma Timmons	Abbey McBride	Ryle Franze	Jasmine Alvarez	Meghann Smith	Erik Urbanovich
Myna Palakurthi	Elizabeth A Carleton	Sally Green	Elizabeth Bradshaw	Jackie Ha	Brian Drummond
Allister Scott	Kyrie Lucas	Alexia Ilias	Liane Caton	Katelyn Patterson	Rachel E Ellison
James Ray	Vanessa BARELA	Lindsay Wakelin	Radha...	Apryll Peck	Sabina Andersson
Faustina Iroha	Andrew Brian Camp	Jared Hughes	Sophie Friesen	Joshua Lorentson	Maura Glynn
Meghan Mello	Trevor Scott	Caitlin Graf	Rachel Miller	Naomi Gunther	Leslie Armbruster
Jean Luc Eggen	Keith Monahan	Moth Hodges	Jill Quaranta	Marien Armstrong	Monika Janesová
Stephanie Lucas	Laura McFarland-...	Jennifer Mocaby	Sabrina Thompson	Abigail Hunt	Katherine Duty
Cass Schell	Dominic Bulone	Randi Morris	Hannah Bany	Mallory Montgomery	Alyssa Longo
Eric Sylvester	Ariel White	Christine Host	Tierra Williams	Stefanie Galen	Jade Bromley
Olivia Mikulla	Eva Stafford	Shabila Nadeem	Daniel Lynch	Tobias Wylega	Jennifer Hill
Vida A Alvarado	Ronan Sheehan	Edward Gregor	Alyssa Thompson	Margaux Chow	Shane Rampertab
Haley Shirley	Linda Lansford	Margaret Herbison	Carol Austerman	Samantha Murakami	Andrew Brookes
Tamara Pomare...	Therese Barr	Tayen Lamb	Cai Gorman	Amar De Winter	Ashley N Levins
Megan Reside	Graham Day	Rolanda Yutzy	Laura Wedding	Anita Asher	Kathryn Hoskisson-...
Karen Herrera Teague	Gabrielle Schenk	Laurel Nikol Jackson	Stephanie Burrows	Stewart Eidel	Brannon Nguyen
Kevin Setzer	Amy Laidman	Paul Andrew...	Osman Kamara	Catherine Raimo	Kori Joy
Sam Brideau	Sarah Pennington	Daan Gerse	Stephanie Igo	Ayla Nathan	Jeanette Williams
Emily Brady	Audrey Brotherton	Donna Preisler	Danielle De Boer	Emma van Meurs	Melissa MartinNeubert
Sterling Noelck	Constance Phillips	Kimberly Bentley	Kristina Czoschke	Dana Ward	Nigel Wollaston
Michelle Hoback	Natalie Buehrer	Madalena Nunes...	Katherine Suit	Jeri Perez	Brittany Henderson
Virginia Purdy	Allison Cunningham	Karley Lassley	Heidi Sabacky	Victoria Koro	Traci Titus
Nicole Birrer	Jasmine Moore	Shelby Ambrose	Catharina Due Bøhler	Andrea Hasty	Elpiniki Maria...
Christine Gilbert	Ashley Marie Sharp	Lesley Bouchard	Elana Lewinbuk	Claudia Renata Guerr...	Abigail Cavanaugh
Maria Arduino	Nathan Kjos	Drereccia Merrick	Teniele Gabriel	Nadene Jackman	Robert A Mc Mullen
Kaitlyn Auerbach	Talia Baken	Ida Hammerstad	Amanda Denoyer	Katherine Scheurer	Christina Gergeni
Abby Whiffen	Crystal Barnes	Cristina Cerruti	Michelle Starbuck	Aleena Netzel	Ivana Konjicija
Samantha Possemato	Scott Fish	Benjamin Senior	Sarah Spurlock-Denley	Deidre Childs	Andrea Ibarguengoitia
Alexander Mullison	Helene Brown	Samuel Krausman	Elizabeth Crowley	Lucy Magee	Jennifer Bernshausen
Sarah Dick	Vanessa Smith	Danica Sheridan	Stephanie Carlson	Lydia Snowden	Madelen Kristin Heian
Veronica Schweitzer	Ashlee Marz	Montanna Coad	Rosa Lopez	Francesca Vile	Hailey Miller
Isabella Dillard	Jessica R CHAFFEE	Nicole Fieder	Rebecca Tower	Lauren Leftwich	Josuenny O'Donnell
Lauryn King	Ana Jankovic	Stephanie Montilla...	Benjamin Tracy	Jose Antonio Perez...	Elizabeth Radford
Diana Morgan	Amber Kurz	Melissa Weinstein	Jasmine Rodriguez	Yaisa Batista	Joanna Valimont
Debora Harmsen	Alisa Polovinkina	Hannah Hyer	Makena Kongg		

Thank You!

From the Slø - Functional Clothes that last Team



Kristian Hansen

CEO & Founder

4x founder - 600k+ Followers on Social Media @kristianfrommntn - Experienced Fashion and D2C Entrepreneur. Data Analytics & Climate Science @ UPenn



Elise Namnoum

Chief Operation Officer & Co-Founder

Previous COO of MNTN Co - Experience in Social Media Leadership and Development and Overall Operations - Linguistics and Marketing @ Boston College



Marshall Conley

Chief Marketing Officer & Co-Founder

Innovative Business Development and Marketing Strategist equipped with six years of experience developing and executing market development, business growth, an...



Abhimukth Chaudhuri

Chief Technology Officer & Co-Founder

Bachelor of Engineering in Computer Engineering from McGill University





Kristian Hansen



Cindel Corbett

Lead Designer

Kent State University Fashion Design



Jade Lehrmann

Tik-tok & Social Media Team



Molly Mcnulty

Head of Brand Partnerships

Led MNTN Division in acquiring over 100 strategic partnerships



Caitlin Lota

Social Media Manager

Rachel Bouchard



Rachel Bouchard

Fashion Design Consultant

Experience working on Denim Projects at Calvin Klein, Diesel, and TopShop



Taya Lafontaine

Public Relations & Tik-tok Team



Zeena Mawlawi

Fashion & Design Consultant

McGill University Psychology graduate Fluent in 5 languages Fashion trend research experience and data processing



Skyla Konesky

Social Media Team



Anna Tauzon

Social Media Team

Details

Details

The Board of Directors

Director	Occupation	Joined
Kristian Ehrenreich-Hansen	CEO @ MNTN Co	2021
Erik Ehrenreich-Hansen	Pilot @ Emirates Airlines	2023

Officers

Officer	Title	Joined
Abhimukth Chaudhuri	CTO	2022
Kristian Ehrenreich-Hansen	Chairman	2022

Voting Power

Holder	Securities Held	Voting Power
Kristian Ehrenreich-Hansen	3,875,000 Common Stock	100.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
09/2022	$293,841		4(a)(6)
02/2024	$25,000	Safe	Other
05/2024	$100,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Erik Ehrenreich-Hansen	05/10/2024	$100,000	$108,111	7.0%	05/10/2027	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,000,000	Yes

Common Stock	10,000,000	8,000,000	Yes

Warrants: 0
Options: 1

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Fashion Industry is ruled by many large conglomerates who possess the majority of the market share

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

There could potentially be legal action by one of these companies in order to keep us from manufacturing and competing

We are essentially betting that a sizeable amount of the over 500,000+ people who have expressed interest will convert to buyers

Our design is based on durability and creating a product that is built to last, this means that the materials we will be using will be much higher cost than our fast-fashion competitors, our margins will be slimmer as a result

Covid-19 Effects supply chains and manufacturing ability significantly, and should there be another worldwide lockdown event, the timeline would be delayed.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for

such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the

offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Human Clothing Company

Human Clothing Company

Delaware Corporation
Organized January 2022
4 employees
8 The Green Ste. B
Dover DE 19901 http://www.slojeans.co

Business Description

Refer to the Slø - Functional Clothes that last profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Slø - Functional Clothes that last has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄